Presseinformation
Press release
Bulletin de presse
Bo[redacted]nsa

04036213

KRONES

82-3871

03.08.04

KRONES achieves significant growth in order bookings and sales

Increased costs put a brake on rise in earnings

The healthy trend in the global business cycle is also showing up among export-driven German companies. In these macro-economic conditions, KRONES, the world's largest producer of beverage bottling/canning lines and packaging machinery, with exports accounting for around 80 % of its turnover, reported further improvements in its key figures for the 1st half of 2004 as well:

Order bookings rose by 18.2 % to euros 784.9 m (Jan.-June 2003: euros 663.9 m). Particularly high growth was reported in the regions of North America, Asia/Pacific and in the former CIS nations.

Sales improved by 8.0 % to reach euros 775.1 m (Jan.-June 2003: euros 717.5 m). Earnings before interest and taxes showed a modestly overproportional rise of 9.3 %, to euros 58.7 m (Jan.-June 2003: euros 53.7 m).

The increase in earnings after taxes, however, did not keep pace with the growth in sales. During the first half of 2004, net income showed a modest rise of 1.7 % to reach euros 35.0 m (Jan.-June 2003: euros 34.4 m).

Return on sales was hit primarily by the steep increases in the price of raw materials, and higher wage costs as well. Due to the continuing price war, these cost hikes could not be passed on to the customers.

To ensure that its competitive position in the international market is maintained and indeed strengthened, KRONES will inevitably have to start considering whether to relocate some production operations to facilities abroad or introduce longer and more flexible working hours.

dlw 9/12

KRONES AG
Press Dept.
Böhmerwaldstrasse 5
D-93073 Neutraubling
Germany
Telephone ++49 (0) 9401 / 70-2222
Telefax ++49 (0) 9401 / 70 3496
email presse@krones.com
Beleg erbeten an: KRONES AG
Please send a copy of publication to: KRONES AG
Veuillez envoyer une copie de la publication à: KRONES AG

KRONES

In the group, which on June 30, 2004, was employing 8,724 people (+0.5 %), capital expenditure during the first half of this year, at euros 13.5 m, was 44 % less than in the preceding year's equivalent period (euros 24.3 m).

With sales up once again, and orders on hand amounting on June 30, 2004, to euros 629.2 m, 12.3 % above last year's like-for-like figure, KRONES will in 2004 still be maintaining its front-ranking position on the world market.

Sales for 2004 as a whole will continue within the bandwidth of between five and ten per cent the company has projected for the years ahead.
After sales of euros 1.435 bn in the preceding year, KRONES anticipates a figure exceeding euros 1.55 bn for 2004 as a whole.
Following a net income of euros 60.3 m in 2003, KRONES regards further improvement in earnings as achievable, though as a percentage it will not keep pace with the growth in sales.

Brief portrait: the KRONES Group

The KRONES Group is headquartered in Neutraubling/Upper Palatinate, Germany; it plans, develops and manufactures machines and complete lines for bottling, canning and packaging processes in the beverage, food, chemical, pharmaceutical and cosmetic industries. It operates plants in Neutraubling, Nittenau, Flensburg, Freising and Rosenheim.
Besides KRONES AG (M-DAX), the group also includes the production subsidiaries Steinecker (brewing technology), Sander Hansen (pasteurisers), Syskron (process automation) and Kosme (machines for the lower output range), plus more than 40 companies abroad, which ensure comprehensive service support during a line's entire lifetime.

You will also find this press release for downloading, on the Internet under http://www.krones.com.